UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gemini Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36870G 105
(CUSIP Number)

Dennis Ryan
FS Development Holdings, LLC
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887

Copy to:

Joel L. Rubinstein
Bryan Luchs
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS FS Development Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%*
14.	TYPE OF REPORTING PERSON OO
*
Percent of class is calculated based on 43,244,453 shares of common stock, par value $0.0001 (the “Common Stock”), of Gemini Therapeutics, Inc. (the “Issuer”) outstanding as of August 5, 2022, as reported by the Issuer in its Current Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 11, 2022 (the “10-Q”).

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%*
14.	TYPE OF REPORTING PERSON PN
*	Percent of class is calculated based on 43,244,453 shares of the Common Stock of the Issuer outstanding as of August 5, 2022, as reported by the Issuer in the 10-Q.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%*
14.	TYPE OF REPORTING PERSON OO
*	Percent of class is calculated based on 43,244,453 shares of the Common Stock of the Issuer outstanding as of August 5, 2022, as reported by the Issuer in the 10-Q.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%*
14.	TYPE OF REPORTING PERSON PN
*	Percent of class is calculated based on 43,244,453 shares of the Common Stock of the Issuer outstanding as of August 5, 2022, as reported by the Issuer in the 10-Q.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%*
14.	TYPE OF REPORTING PERSON OO
*	Percent of class is calculated based on 43,244,453 shares of the Common Stock of the Issuer outstanding as of August 5, 2022, as reported by the Issuer in the 10-Q.

CUSIP No. 36870G 105
1	NAME OF REPORTING PERSONS James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,870,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,870,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.26%*
14.	TYPE OF REPORTING PERSON IN
*	Percent of class is calculated based on 43,244,453 shares of the Common Stock of the Issuer outstanding as of August 5, 2022, as reported by the Issuer in the 10-Q.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 12, 2021 (the “Schedule 13D”) with the Securities and Exchange Commission relating to the Common Stock (“Common Stock”), of Gemini Therapeutics, Inc. (“Gemini”), by FS Development Holdings, LLC (“FSDH”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V LLC”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) and Dr. James Tananbaum (and together with FSDH, FCF V, FCM V LLC, FCOF V, and FCOM V LLC, the “Reporting Persons”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 4.	PURPOSE OF THE TRANSACTION
Item 4 of Schedule 13D is amended to add the following:
Support Agreement and Lock-Up Agreement
As previously disclosed by the Issuer, on August 9, 2022, Gemini, Gemstone Merger Sub, Inc., (“Merger Sub”), and Disc Medicine, Inc. (“Disc”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Disc, with Disc continuing as a wholly owned subsidiary of Gemini and the surviving corporation of the merger (the “Merger”). In connection with the Merger, Gemini will seek the approval of its stockholders to, among other things, (a) issue the shares of Gemini common stock issuable in connection with the Merger under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and (b) amend its certificate of incorporation to effect a reverse split of Gemini common stock, as determined by the Gemini board of directors prior to the closing of the Merger (the “Gemini Voting Proposals”). FSDH has entered into support agreements with Gemini and Disc to vote all of its shares of Gemini common stock in favor of the Gemini Voting Proposals and against any alternative acquisition proposals (the “Gemini Support Agreements”).
Concurrently with the execution of the Merger Agreement, Dr. Tananbaum, as a director of Gemini, has entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which, subject to specified exceptions, Dr. Tananbaum agreed not to transfer his shares of Gemini common stock for the 180-day period following the closing of the Merger.
The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by the full text thereto, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2022.
The foregoing descriptions of the Gemini Support Agreements and the Lock-Up Agreement do not purport to be complete and is qualified in its entirety by the terms of the Gemini Support Agreements and the Lock-Up Agreement, as applicable, copies of which are incorporated by reference as Exhibits 1 and 2 hereto and are incorporated herein by reference.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.
(a) – (b)
	1.	As of the date hereof, FSDH beneficially owned directly 4,870,250 shares of Common Stock, representing 11.26% of the Issuer’s Common Stock.
(c)		Except for the transactions described in Item 4 of this Amendment, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit No.	Description
1	Form of Gemini Support Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Gemini on August 10, 2022 (File No. 001-39438)).
2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K filed by Gemini on August 10, 2022 (File No. 001-39438)).

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022

FS DEVELOPMENT HOLDINGS, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Chief Executive Officer

FORESITE CAPITAL FUND V, L.P.
By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.
By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

/s/ James B. Tananbaum
Name:	James B. Tananbaum